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                      Secuirities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2008

                         Commission File Number 1-33208


                        SOLARFUN POWER HOLDINGS CO., LTD


                                666 Linyang Road
                         Qidong, Jiangsu Province 226200
                           People's Republic of China
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                  Yes |_| No |X|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes |_| No |X|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes |_| No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release, dated January 3, 2008, regarding Solarfun Announces New CEO

                                                                    Exhibit 99.1

                    Solarfun Announces New CEO

    SHANGHAI, China--(BUSINESS WIRE)--Jan. 3, 2008--Solarfun Power Holdings Co., Ltd. (NASDAQ:SOLF), an established manufacturer of photovoltaic (PV) cells, modules and ingots in China, today announced the appointment of Henricus Johannes Petrus "Harold" Hoskens as Chief Executive Officer. His tenure will commence on February 25, 2008 for an initial term of three years. Mr. Hoskens joins Solarfun from TPO Displays Corporation, Chunan Taiwan, where he recently served as Deputy CEO. Lu Yonghua, Chairman of Solarfun commented, "We are very fortunate to have attracted Harold to the Solarfun team. The growth and changing dynamics of the solar industry require leadership and expertise in operating and international experience. Harold has a proven track record in manufacturing, supply chain management, technology and customer relations. He is a well-rounded executive who can lead Solarfun to become a leading competitor in the burgeoning solar industry."

    Mr. Lu will continue to serve as Chairman and remain actively involved in our business focusing on various areas of strategic importance to Solarfun.

    Mr. Hoskens began his career with Royal Philips in 1988 following the receipt of his Master's Degree in Industrial Engineering &
Management Science from Eindhoven University of Technology. In his first period at Philips he focused on Supply Chain and Supply Base execution and improvement for different business entities.

    In 1997, Mr. Hoskens moved to the Royal Philips' Mobile Display Systems (MDS) division in Hong Kong, serving as its CEO beginning in September 2003. MDS was a leading global player in the mobile LCD markets with extensive operations throughout Asia, as well as South America and Europe. At MDS, Mr. Hoskens helped to introduce new product concepts with leading customers in the cellular and automotive industries.

    Mr. Hoskens led MDS into a merger with Toppoly from Taiwan, creating TPO Displays Corporation. TPO Displays focuses on the leading technologies for mobile displays (LTPS-TFT and AMOLED). In the integration process after the merger, he served in Taiwan as Deputy CEO with a focus on customers, technology and marketing for the newly established company. TPO Displays is currently privately held.

    Mr. Hoskens noted that, "Solarfun is poised for continued growth. Its manufacturing scale, strong customer base, especially in Europe, and its efficient and low-cost manufacturing advantages from being located in China are all factors that attracted me to this organization. The solar industry is growing and dynamic. Companies that capture a leadership position over time will have low-cost manufacturing, high quality products, strong technology and strong brand recognition. I believe my experience and track record at Royal Philips and TPO fit well with these demands and I look forward to contributing to Solarfun's continued success."

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT: Investor Relations
             Solarfun Power Holdings Co., Ltd.
             Tel: 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Peter Homstad, +1 480 614 3000
             phomstad@ChristensenIR.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SOLARFUN POWER HOLDINGS CO., LTD



                                         By: /s/ Mr. Yonghua Lu
                                             -----------------------------------
                                             Name:  Mr. Yonghua Lu
                                             Title: Chairman and CEO

Date: January 3, 2008